Software Effective Solutions, Corp.	6500 River Place Blvd, Building 7 Suite 250 Austin, TX 78730

September 16, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Alexandra Barone

Jan Woo

Re: Software Effective Solutions, Corp.

Offering Statement on Form 1-A

Filed August 11, 2022

File No. 024-11961

Dear Sir or Madam:

Software Effective Solutions, Corp. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A (the “Offering Statement”) in response to your recent review letter addressed to Jose Gabriel Diaz, Chief Executive Officer of the Company, dated August 16, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Offering Statement on Form 1-A

General

1. Please tell us how you determined that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. Refer to Securities Act Rule 251(b). For example, please see the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

The Company believes that its principal place of business is the United States, as its current focus is on the cannabis software aspect of the business, which is based in the United States and regulated by the United States. We have updated the Offering Statement to reflect current emphasis on the software aspect of the business, including the implementation and deployment of the software. The farming aspect of the business shall be roiled into the software work when it is more developed and its products are ready for sale in the United States.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jose Gabriel Diaz

Jose Gabriel Diaz